Placer Del Mar, Ltd.
                                3707 Fifth Avenue
                               San Diego, CA 92103
                                # (775) 352-3839
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                                                               December 11, 2006


Pam Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Acceleration Request
    Filed on November 2, 2006
    File No. 333-127736

Dear Ms. Howell,

We are filing this request for withdrawal of our acceleration request for November 6, 2006 at 12:00 p.m.

Sincerely,


/s/ Humberto Bravo
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Humberto Bravo
President & Director